May 21, 2012

Ms. Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

110 F Street N

Washington, D.C. 20549

Re:	Texas Capital Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 23, 2012

Definitive Proxy Statement filed April 4, 2012

Dear Ms. McHale:

In connection with the Securities and Exchange Commission (“Commission”) comment letter dated April 25, 2012, relating to the filings made by Texas Capital Bancshares, Inc. (“TCBI”), with the Commission, we submit the following responses referenced above:

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 23-Legal Matters, page 97

Comment

1.	We have reviewed your response to prior comment one from our letter dated March 21, 2012. Based on your response, we remain unclear as to why you have not accrued a liability for the $65.4 million verdict amount under the guidance in ASC 450-20-25-2. Please provide us with the following additional information to support your conclusion that it is not probable the verdict amount will become an actual liability:

•	A more detailed description of the case, including the nature of the complaint and the basis for the jury verdict;

•

More information on the legal advice you received, including the grounds for dismissal or change in verdict and/or reason to believe an appeal would be successful, including any history you have with being successful in similar cases or history you are aware of that indicates defendants in similar circumstances are successful on appeal; and

•	More detail about the facts and circumstances of the suit you filed in April 2010 and how that impacts your conclusions reached concerning the jury verdict in this particular case.

Response

As disclosed in filings previously made by TCBI, a court in Choctaw County, Oklahoma, rendered judgment on a jury verdict against TCBI’s bank subsidiary, Texas Capital Bank (“TCB”), and in favor of plaintiff Steve Rouse, in the amount of $65.4 million. In your letter of May 3, 2012, you asked that we provide additional information “to support your conclusion that it is not probable the verdict amount will become an actual liability,” referring to our letter to you of March 30, 2012.

To clarify, and as we conveyed in our March 30 letter, we believe there is a reasonable possibility that a loss could be realized from this litigation. Accordingly, the Company disclosed information concerning the litigation, including the amount of the jury verdict currently under review by the trial court. As explained more fully below, however, we were not able to fix the verdict amount, or any other amount or range of amounts, that may even be likely for any such liability.

TCB provided additional information with regard to this matter in its quarterly 10-Q report filed on April 26, 2012. On April 18, 2012, the District Court in Dallas County, Texas, granted summary judgment in favor of TCB in its action against Rouse on his Guaranty of the indebtedness of Tri-County Autoplex, in the amount of just over $7 million. Counsel has advised TCB that this judgment may constitute a potential bar to any effectiveness or enforcement of Rouse’s Oklahoma judgment against TCB, a judgment based on TCB’s alleged actions relating to that Guaranty. TCB obviously would contend that, even if some amount of prospective liability to Rouse could be reliably estimated, such an amount would have to be reduced by the $7 million, plus continuing interest, owed on Rouse’s guaranty.

As additional background, TCB discovered that fraud had been occurring at Tri-County Autoplex, an auto dealership in Hugo, Oklahoma, which had been receiving floor plan financing from TCB since 2007. TCB discovered both that fraudulent representations had been made to obtain the financing and that an ongoing scheme had been carried out to fraudulently obtain new loan advances. In April 2010, TCB filed suit against Tri-County to collect on the accumulated debt owed, and also brought suit against the three individual general partners of Tri-County on the unconditional and unlimited guaranty they had given for the auto dealership debt.

The guaranty was notable in three respects. First, it was absolutely unconditional, imposing full responsibility on each partner for all indebtedness, regardless of the pursuit or release of collateral, the partnership or its other partners. Second, the guaranty squarely placed responsibility on each guarantor for knowledge of the affairs or status of the partnership, expressly stating: “Each Guarantor has adequate means to obtain from Borrower on a continuing basis information concerning the financial condition of Borrower and each Guarantor is not relying on Bank to provide such information to such Guarantor either now or in the future.” Finally, it required that any claim “arising under or pertaining to this Guaranty” be asserted in the courts of Dallas County, Texas. TCB’s lawsuit accordingly was filed in Texas state court in Dallas, Texas, consistent with this agreed venue provision.

Nearly two weeks after TCB filed its suit in Texas, in May 2010, Steve Rouse, one of the partners and individual guarantors of the dealership, filed a parallel lawsuit against TCB in Choctaw County, Oklahoma. While the claims and allegations in this lawsuit were vague, and changed over time, Rouse conceded that he had signed the guaranty, and that the guaranty was valid. Rouse nevertheless complained ultimately that he later had been defrauded, because TCB had failed to notify him about the ongoing fraud at the dealership and the resulting financial condition of Tri-County, even though Rouse was a partner and salaried employee, and acted on behalf of the dealership in business transactions.

Based on the venue provision agreed to by Rouse in the guaranty, the Dallas County court enjoined him from pursuing his lawsuit in Oklahoma. Later, the Texas Court of Civil Appeals affirmed the anti-suit injunction, holding that the venue provision of the guaranty was valid and applied to Rouse’s fraud lawsuit in Oklahoma. Rouse nevertheless defied the Texas court injunction, and proceeded forward with the Oklahoma lawsuit. Efforts in the Oklahoma courts to forestall the Oklahoma lawsuit in advance of trial were not successful.

In the parallel Oklahoma proceeding, Rouse managed to proceed to trial first. His evidence of purported damages was extremely vague, and was founded on his asserted economic loss in the planned sale of the dealership, alleged emotional distress, and claimed injury to his reputation. Rouse failed to offer any independent evidence of the value of his interest in the dealership; further, Rouse failed to offer any evidence of actual emotional distress that should have been asserted in the litigation pending in Texas.

Despite the fact that Oklahoma’s well-established litigation privilege should have presented a legal bar to any damages claim based on TCB’s actions in litigation against him in another proceeding, Rouse dwelled throughout the trial on the Texas lawsuit to recover on his guaranty, and was permitted to inform the Oklahoma jury that his prospective liability in that action was about $6.7 million, plus accumulated interest, and that TCB further had added claims against him for fraud and RICO violations, which could cause his liability in the Texas lawsuit to be trebled. The Oklahoma jury proceeded to award Rouse a total of $21.8 million in money damages, which was almost exactly three times his estimated prospective liability on his guaranty, and it went on to award twice that amount in punitive damages, for a total amount of $65.4 million.

Rouse has conceded, in the briefing on postjudgment motions, that his economic losses were less than one million dollars. The evidence offered at trial would not support an amount close to even that number, so Rouse accordingly has to demonstrate that at least $20,000,000 of the actual damage award is attributable to claimed emotional distress and loss of reputation. Our attorneys in Oklahoma have reported that, if sustained by the trial or appellate courts after considering the possible bar to the litigation under Texas law, this amount would be, by a factor of more than five, the largest noneconomic damage award to an individual ever to be allowed by the Oklahoma appellate courts. This disproportionality obviously is even more pronounced when the punitive damages award is included, raising additional substantial issues about the constitutionality of the award in light of recent state and federal court decisions. Rouse also implicitly acknowledged in postjudgment briefing that he cannot find Oklahoma cases permitting noneconomic damages in such amounts, even for plaintiffs who offered evidence of terrible physical pain, permanent and severe physical damage, or the death of loved ones.

Accordingly, while an outright reversal of the judgment is possible at the trial or appellate level, a reduction in the amount of the verdict is also possible, but the amount of any such reduction cannot be reasonably or reliably projected. No evidence of actual damages was presented at trial, and there is no basis by which a lesser verdict might be derived. In the event the actual damages award is reversed in its entirety, or if some basis is found to substantially reduce that award, then the punitive damages award of twice the actual damage award would also necessarily have to be reversed or substantially reduced in some manner that cannot presently be predicted.

TCB vehemently contends that any proceedings in Oklahoma are invalid and void, since the Oklahoma lawsuit was pursued in violation of the Texas court’s injunction and in violation of the agreement in the guaranty that any legal proceedings would take place in Texas. In addition, TCB has raised a number of issues in its postjudgment briefing which would require reversal of the judgment in Oklahoma, including the fact that the premise of Rouse’s claim is contrary to the express language of the Guaranty, and has also been expressly rejected in prior decisions of the Supreme and appellate courts in Oklahoma. Moreover, every objection by TCB to jury instructions and the judgment of the trial court is supported by rulings of appellate courts in Oklahoma.

Based on the judgment of the Texas court and facts at issue in the case, any judgment affirmed by the trial court in Oklahoma will be appealed. Under well-established Oklahoma law, no judgment in this case would be final for res judicata purposes until final determination by the appellate courts.

TCB has no history in cases similar to this one for comparison, and as indicated above, is in fact aware of no Oklahoma cases involving either a similar conflict with judgment in the Texas courts or an award approaching this magnitude under circumstances comparable to this case. Nevertheless, in far less egregious but otherwise remarkably similar circumstances, a bank was able to secure an affirmative ruling by the Oklahoma Supreme Court that it was not liable for any alleged fraud or other claims asserted by a guarantor. Other grounds for reversal or reduction asserted in TCB’s post-trial motions, such as the absolute nature of the litigation privilege, are also supported by prior precedent in Oklahoma appellate courts.

If you have additional questions concerning the current status of this litigation and the related Texas state court lawsuit, please contact us. As we noted previously, we will continue to update our disclosures in any future periodic filings to accurately reflect any changes in the status of the Oklahoma litigation.

Definitive Proxy Statement filed April 4, 2012

Executive Compensation

Compensation Discussion and Analysis

Comments

General

2.	In future filings, please revisit your compensation discussion and analysis to address material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A

3.	In addition, in future filings please provide substantive analysis of how the Committee made actual payout determinations and how individual performance and contributions impacted these evaluations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K and also Item 402 (b)(2)(vii).

Equity Awards

4.	In addition, in future filings, please disclose the “certain performance metrics developed by the HR Committee.” If you are relying on Instruction 4 to Item 402(b) to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

Response

In future filings, most specifically, our definitive proxy statement for next year, we will revisit these comments noted above to ensure that our disclosures address your comments and the referenced section and rules.

If you have any questions concerning these responses, please call me at 214.932.6778 or Julie Anderson, principal accounting officer, at 214.932.6773.

Respectfully submitted,

/s/ Peter Bartholow

Peter Bartholow

Chief Financial Officer